UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2016

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

______________________________

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

______________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of    ☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐ Yes       ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: May 20 2016	By:	/s/ Wang Jian
Name: Wang Jian Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

N O T I F I C A T I O N   L E T T E R    通  知  信  函

20 May 2016

Dear H shares shareholder,

China Eastern Airlines Corporation Limited (the “Company”)

Notice of publication of (i) the Circular – Major Transaction Purchase of Twenty Airbus A350-900 Aircraft and Major Transaction Purchase of Fifteen Boeing B787-9 Aircraft;

(ii) the Circular – Major Transaction and Continuing Connected Transaction in relation to 2017-2019 Aircraft Finance Lease Framework Agreement; and

(iii) the Circular - Major Transaction and Continuing Connected Transaction in relation to 2016 Aircraft Finance Lease Framework Agreement, Proposed Amendments of Articles of Association of the Company and Proposed Appointments of Directors, Independent Non-executive Directors and Shareholder Representative Supervisors (the “Current Corporate Communications”)

The English and Chinese versions of the Current Corporate Communications are available on the Company's website at www.ceair.com and the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk. You may access the Current Corporate Communications on those websites. On the Company's website, the Current Corporate Communications can be found under the “Investor Relations” section by clicking “About China Eastern” under the section headed “About Us” on the home page.

Shareholders may at any time choose to receive the Corporate Communications free of charge(Note) either in printed form, or access the electronic version on the websites, notwithstanding any wish to the contrary they have previously conveyed to us. Even if you have chosen (or are deemed to have consented) to receive the website version of the Corporate Communications but for any reason you have difficulty in receiving or gaining access to any of the Corporate Communications, the Company will promptly send those Corporate Communications to you in printed form free of charge upon your request.

If you want to receive a printed version of the Current Corporate Communications, please complete the request form on the reverse side of this letter (the “Request Form”) and send it to the Company c/o Hong Kong Registrars Limited (the “Hong Kong Share Registrar”) by post using the mailing label at the bottom of the Request Form (a stamp need not be affixed if it is being posted in Hong Kong). The address of the Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. The Request Form may also be downloaded from the above websites. You may also send an email with the scanned copy of the Request Form to cea.ecom@computershare.com.hk.

If you would like to change your means of receipt of Corporate Communications in the future, please write to the Company c/o the Hong Kong Share Registrar at the above address or send an email to cea.ecom@computershare.com.hk.

Should you have any queries relating to any of the above matters, please contact us by calling the hotline of the Hong Kong Share Registrar at (852) 2862 8688 during business hours (9:00 a.m. to 6:00 p.m. from Monday to Friday, excluding public holidays).

Yours faithfully, for and on behalf of China Eastern Airlines Corporation Limited Wang Jian Joint Company Secretary

Note:	“Corporate Communications” refers to any documents issued or to be issued by the Company for your information or action, including but not limited to (a) annual reports (including but not limited to directors’ reports, annual accounts together with auditors’ reports) and, where applicable, summary financial reports; (b) interim reports and, where applicable, summary interim reports; (c) notices of meetings; (d) listing documents; (e) circulars; (f) proxy forms; and (g) reply slips.

各位H 股股東：

中國東方航空股份有限公司（「本公司」）

本公司( i )通函-有關購買二十架空客A350-900飛機的主要交易及有關購買十五架波音B787-9飛機的主要交易；

( i i )通函-有關2 017-2019年度飛機融資租賃框架協議的主要交易及持續關連交易； 及

( i i i )通函-有關2016 年度飛機融資租賃框架協議的主要交易及持續關連交易， 建議修改本公司公司章程及建議委任董事、獨立非執行董事及股東代表監事(「本次公司通訊檔」) 之發佈通知

本 次公司通訊文件的中、英文版本已上載於本公司網站 www.ceair.com 及 香港聯合交易所有限公司網站www.hkexnews.hk 。請在該等網站瀏覽本次公司通訊文件。本次公司通訊文件可在本公司主頁按「走進東航」( 「關於東航」項下) ， 再在「投資者關係」一項下選取。

儘 管    閣下早前曾向本公司作出公司通訊文件( 附註)收取方式的選擇， 但仍可以隨時更改有關選擇， 轉為以收取印刷本或於網上閱覽電子版， 費用全免。如 閣下已選擇（ 或被視為同意） 以網上方式收取公司通訊文件但因任何理由未能閱覽載於網站的任何公司通訊文件， 閣下只要提出要求，我們將盡快向 閣下寄上所要求的公司通訊文件之印刷本，費用全免。

如   閣下欲收取本次公司通訊文件之印刷本，請閣下填妥在本函背面的申請表格（「申請表格」），並使用隨附之郵寄標籤寄回，如在香港投寄則毋須貼上郵票。申請表格請經香港證券登記有限公司（「香港證券登記處」）寄回本公司，地址為香港灣仔皇后大道東183號合和中心17M樓。申請表格亦可於上述網站內下載。此外， 閣下亦可以電郵方式發送申請表格掃描本到 cea.ecom@computershare.com.hk。

如    閣下欲更改日後收取公司通訊文件之收取途徑， 請以書面要求經香港證券登記處送交到本公司或以電郵方式 cea.ecom@computershare.com.hk 送交。

如 對本函內容有任何疑問， 請致電香港證券登記處電話熱線(852)28628688， 辦公時間為星期一至五（公眾假期除外）上午9 時正至下午6 時正。

代表 中國東方航空股份有限公司 汪健 聯席公司秘書 謹 啟

二零一六年五月二十日

附註：	「公司通訊文件」指任何由本公司刊印或將會刊印以供參考或行動的文件，包括但不限於：(a)年度報告(包括但不限於董事會報告、年度財務報表連同核數師報告)及財務摘要報告 (如適用)；(b)中期報告及中期摘要報告(如適用)；(c)會議通告；(d)上市文件；(e)通函； (f)委任代表表格; 及(g)回條。

—————————————————————————————————————————CEAH-20052016-1(0)

Request Form 申請表格

To:	China Eastern Airlines Corporation Limited (the “Company”)	致：	中國東方航空股份有限公司（「公司」）
	(Stock code: 00670)		（股份代號：00670）
	c/o Hong Kong Registrars Limited		經香港證券登記有限公司
	(the “Hong Kong Share Registrar”)		(「香港證券登記處」)
	17M Floor,		香港灣仔皇后大道東183 號
	Hopewell Centre, 183 Queen’s Road East,		合和中心17M 樓
Wanchai, Hong Kong

I/We have already chosen (or are deemed to have consented) to access the Current Corporate Communications (as defined in this letter on the reverse side) posted on the Company’s website (www.ceair.com) and the website of The Hong Kong Stock Exchange Limited (www.hkexnews.hk) and I/we would like to receive a printed version of the Current Corporate Communications now. Please send the same to the address provided as follows:

本人／我們已選擇（或被視為已同意）瀏覽公司網站 (www.ceair.com) 及香港聯合交易所有限公司網站 (www.hkexnews.hk) 所登載之本次公司通訊文件(定義見背面之信函)，但現在希望收取本次公司通訊文件之印刷本。請郵寄至以下地址：

Name(s) of Shareholder(s)#	Signature
股東姓名#	簽名
(Please use ENGLISH BLOCK LETTERS 請用英文正楷填寫)

Address#
地址#
(Please use ENGLISH BLOCK LETTERS 請用英文正楷填寫)

Contact telephone number	Date
聯絡電話號碼	日期

# You are required to fill in the details if you download this request form from the Company’s website or the website of The Stock Exchange of Hong Kong Limited.

假如 閣下從公司網站或香港聯合交易所有限公司網站下載本申請表格，請必須填上有關資料。

Notes 附註：

1.	Please complete all your details clearly.
請 閣下清楚填妥所有資料。
2.	If your shares are held in joint names, the shareholder whose name stands first on the H shares share register of the members of the Company in respect of the joint holding should sign on this Request Form in order for this Request Form to be valid.
如屬聯名股東，則本申請表格須由該名於公司 H 股股東名冊上就聯名持有股份其姓名位列首位的股東簽署，本申請表格方為有效。
3.	We do not accept any special or other instructions written on this Request Form.
任何在本申請表格上手寫的額外或其它指示，公司將不予處理。
4.	Please note that both printed English and Chinese versions of all Corporate Communications (as defined in this letter on the reverse side) which we have sent to our H shares shareholders in the past 12 months are available upon request. They are also available on the Company’s website for five years from the date of fi rst publication.
公司備有於過去12個月曾寄發予H股股東的公司通訊文件(定義見背面之信函)的中、英文版印刷本。該等公司通訊文件亦由首次登載日期起計，持續5年載於公司網站上。
*	The Current Corporate Communications of the Company refers to (i) the Circular – Major Transaction Purchase of Twenty Airbus A350-900 Aircraft and Major Transaction Purchase of Fifteen Boeing B787-9 Aircraft;(ii) the Circular – Major Transaction and Continuing Connected Transaction in relation to 2017-2019 Aircraft Finance Lease Framework Agreement; and (iii) the Circular - Major Transaction and Continuing Connected Transaction in relation to 2016 Aircraft Finance Lease Framework Agreement, Proposed Amendments of Articles of Association of the Company and Proposed Appointments of Directors, Independent Non-executive Directors and Shareholder Representative Supervisors.
本申請表格所提及之公司本次公司通訊文件指本公司(i)通函-有關購買二十架空客A350-900飛機的主要交易及有關購買十五架波音B787-9飛機的主要交易 ；(ii)通函-有關2017-2019年度飛機融資租賃框架協議的主要交易及持續關連交易；及(iii)通函-有關2016年度飛機融資租賃框架協議的主要交易及持續關連交易，建議修改本公司公司章程及建議委任董事、獨立非執行董事及股東代表監事。

CEAH-20052016-1(0)

閣下寄回此申請表格時，請將郵寄標籤剪貼於信封上。	郵寄標籤 MAILING LABEL
如在本港投寄毋須貼上郵票。	香港證券登記有限公司
Please cut the mailing label and stick it on the envelope	Hong Kong Registrars Limited
and return this Request Form to us.	簡便回郵號碼 Freepost No. 37
No postage is necessary if posted in Hong Kong.	香港 Hong Kong